UNITED STATES
	            SECURITIES AND EXCHANGE COMMISSION
	                  Washington, D.C. 20549

	                       Schedule 13D
	         Under the Securities Exchange Act of 1934
	                    (Amendment No. 7)*

	                 USLIFE Income Fund, Inc.
                           (Name of Issuer)

                             Common Stock
                   (Title of Class of Securities)

                              917324105
                           (CUSIP Number)

                      Stephen C. Miller, Esq.
                   Krassa, Madsen & Miller, LLC
                    1680 38th Street, Suite 800
                     Boulder, Colorado  80301
                         (303) 442-2156
    (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)

                         July 31, 2000
    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 0

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See ss.ss 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 917324105


1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Ernest Horejsi Trust No. 1B


2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)



3.	SEC Use Only


4.	Source of Funds (See Instructions)  	WC  OO


5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)


6.	Citizenship or Place of Organization  	Kansas


Number of		7.	Sole Voting Power		796,700
Shares Bene-
ficially 		8.	Shares Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	796,700
Person With
			10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

      796,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)


13.	Percent of Class Represented by Amount in Row (11)

      14.12%

14.	Type of Reporting Person (See Instructions)

      OO


CUSIP No. 917324105


1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Stewart R. Horejsi


2.	Check the Appropriate Box if a Member of a Group (See
Instructions)

(A)
(B)


3.	SEC Use Only


4.	Source of Funds (See Instructions)  	Not applicable


5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)


6.	Citizenship or Place of Organization  	United States


Number of		7.	Sole Voting Power		0
Shares Bene-
ficially 		8.	Shares Voting Power	            0
Owned by Each
Reporting		9.	Sole Dispositive Power	0
Person With
			10.	Shared Dispositive Power 	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

      0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)  X


13.	Percent of Class Represented by Amount in Row (11)

      0%

14.	Type of Reporting Person (See Instructions)

      IN


             Amendment No. 7 to Statement on Schedule 13D

      This amended statement on Schedule 13D relates to the Common Stock, $1.00 par value per share (the "Shares"), USLIFE Income Fund, Inc., a Maryland corporation (the "Company"). Items 3, 4 and 5 of this statement, previously filed by the Ernest Horejsi Trust No. 1B (the "Trust"), as the direct beneficial owner of Shares, and Stewart
R. Horejsi, by virtue of the relationships described previously in this statement, are hereby amended as set forth below.


Item 3.	Source and Amount of Funds or Other Consideration.

	No change except for the addition of the following:

The total amount of funds required by the Trust to purchase the Shares as reported in Item 5(c) was $682,753.31. Such funds were provided by the Trust's cash on hand, from intertrust advances from affiliated trusts under the Cash Management Agreement and margin borrowings under a cash management account maintained by the Trust with Merrill Lynch, Pierce, Fenner & Smith Incorporated.


Item 4.	Purpose of Transaction.

		No change except for the addition of the following:

	The Trust acquired the Shares described in Item 5(c) of this statement in order to increase its equity interest in the Company. Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.



Item 5.	Interest in Securities of the Issuer.

		No change except for the addition of the following:

		(a)	The Trust is the direct beneficial owner of 796,700
Shares, or approximately 14.12% of the 5,643,768 Shares outstanding as of November 1, 1999, according to information contained in the Company's 1999 proxy statement. By virtue of the relationships reported in this statement, Mr. Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the Trust. Mr. Horejsi disclaims all such beneficial ownership.

	     (c) The table below sets forth purchases of the Shares by the Trust since May 16, 2000. Such purchases were effected by the Trust on the New York Stock Exchange.


Date        Amount of Shares       Approximate Price
                                       Per Share
                              (exclusive of commissions)

05/16/00          2800                   7.9375
05/18/00          2200                   7.6875
05/18/00          2000                   7.9375
05/19/00          1500                   7.8125
05/19/00          1000                   7.8750
05/19/00           500                   7.8750
05/19/00           500                   7.8750
05/24/00          5000                   7.8125
05/24/00          1500                   7.9375
05/24/00          1000                   7.8750
05/24/00           500                   7.8125
06/26/00          2800                   8.3125
06/26/00          2800                   8.3125
06/26/00          2800                   8.3125
06/26/00          2300                   8.2500
07/11/00          3700                   8.3750
07/14/00          3500                   8.3750
07/19/00          3000                   8.3750
07/25/00          3000                   8.3750
07/25/00          3000                   8.3750
07/26/00          4000                   8.4375
07/26/00          3000                   8.5000
07/26/00          1900                   8.4375
07/27/00          1500                   8.5000
07/31/00          1700                   8.4375
08/04/00          1200                   8.4375





                              Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 7, 2000


/s/ Stewart R. Horejsi
Stewart R. Horejsi



/s/ Stephen C. Miller
Stephen C. Miller, as Vice
President of Badlands Trust
Company, trustee of the Ernest
Horejsi Trust No. 1B